UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Convocation Notice of the 59th Ordinary General Meeting of Shareholders
BUSINESS REPORT (from April 1, 2004, to March 31, 2005)
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF OPERATIONS
AUDIT REPORT BY ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)
AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)
BALANCE SHEET (Non-Consolidated)
STATEMENT OF OPERATIONS (Non-Consolidated)
PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)
AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)
REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)
Date: June 7, 2005	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The English-translated Convocation Notice of the 59th Ordinary General Meeting of Shareholders of common stock of the Company to be held on June 29, 2005.

(Summarized Translation)

Convocation Notice

of the 59th Ordinary General Meeting of Shareholders

PIONEER CORPORATION

TOKYO, JAPAN

(Stock code 6773, ISIN JP3780200006)

Note:	This is a summarized translation of the original convocation notice written in the Japanese language.

May 31, 2005

To Shareholders:

Convocation Notice of the 59th Ordinary General Meeting of Shareholders

Notice is hereby given that the 59th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder and your attendance is cordially requested.

You are entitled to vote in writing if you are unable to attend the meeting in person. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to us no later than June 28, 2005, Japan time.

If you attend the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting.

Very truly yours,

Kaneo Ito
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

1.	Date and time:	10:00 a.m. on Tuesday, June 29, 2005, Japan time

2.	Place: MEGURO GAJOEN
8-1, Shimomeguro 1-chome, Meguro-ku, Tokyo

3.	Matters constituting the object of the meeting:

Matters to be reported on:
1.	Reports on the Business Report, Balance Sheet and Statement of Operation for the 59th Accounting Period (from April 1, 2004, to March 31, 2005),

2.	Consolidated Balance Sheet, Consolidated Statement of Operation, and Audit Reports for Consolidated Financial Statements by Accounting Auditor and Corporate Auditor

3.	Results of Repurchase of Own Shares Pursuant to the Articles of Incorporation

Matters to be acted on:
Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 59th Accounting Period

Agenda Item No. 2.	Election of Thirteen (13) Individuals as Directors

Agenda Item No. 3.	Presentation of Retirement Allowance to a Retiring Director

Agenda Item No. 4.	Issue of Share Acquisition Rights for the Purpose of Granting Stock Options (For the substance of the agenda, see “REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT” on pages 38 to 39.)

Note:	The Notice of Resolutions at the 59th Ordinary General Meeting of Shareholders will be available on and after June 29, 2005, Japan time, after the meeting at: http://www.pioneer.co.jp/corp/ir/shareholder/meeting/index-e.html

ATTACHED DOCUMENT TO THE CONVOCATION NOTICE
OF THE GENERAL MEETING OF SHAREHOLDERS

BUSINESS REPORT (from April 1, 2004, to March 31, 2005)

1.	OUTLINE OF BUSINESS OPERATIONS

(1)	Principal Substance of Business

The Company engages primarily in the manufacture and sales of home electronics and car electronics products, and all businesses incidental and related to the businesses mentioned above.

The following table sets forth the principal products of the Company and the ratio of operating revenue by segment to total operating revenue:

	Principal Products	Ratio of Sales by Segment
Segment	in Each Segment	to Total Sales
		59th Accounting	58th Accounting
		Period	Period

Home Electronics	DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, stereo systems, individual stereo components, and equipment for cable-TV systems, and telephones	41.1%	40.2%

Car Electronics	Car Stereos, car AV systems, car speakers and car navigation systems	41.4%	41.7%

Patent Licensing	Licensing of patents related primarily to laser optical disc technologies	1.4%	1.7%

Others	Business-use plasma displays, business-use AV systems, organic light-emitting diode (OLED) display panels, factory automation systems, and devices and parts	16.1%	16.4%

(2)	Result of Business Operations and Addressing Current Challenges

(a)	Result of Business Operations:

Operating Revenue by Segment

	Accounting Period		% to
	59th	58th	prior year
	(In millions of yen)
Domestic	87,954	78,798	111.6
Overseas	213,274	202,684	105.2

Home Electronics	301,228	281,482	107.0

Domestic	120,260	121,708	98.8
Overseas	183,150	170,479	107.4

Car Electronics	303,410	292,187	103.8

Domestic	—	—	—
Overseas	10,237	11,821	86.6

Patent Licensing	10,237	11,821	86.6

Domestic	53,935	62,792	85.9
Overseas	64,838	52,603	123.3

Others	118,773	115,395	102.9

Domestic	262,149	263,298	99.6
Overseas	471,499	437,587	107.7

Total	733,648	700,885	104.7

Notes	1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
	2.	Operating revenue in Patent Licensing segment consists of royalty revenue of the Company’s U.S. subsidiary.

During the 59th accounting period, ended March 31, 2005, consolidated operating revenue was 733,648 million yen, up 4.7% over the previous year. However, a net loss of 8,789 million yen was posted, compared with net income of 24,838 million yen for the previous year. During the period under review, the average value of the yen was 5.1% higher against the U.S. dollar, and 1.9% lower against the euro, compared with the previous year.

Home Electronics sales increased 7.0% to 301,228 million yen from the previous year. In Japan, sales rose 11.6% to 87,954 million yen, primarily due to a large increase in sales of plasma displays, including the expansion of our OEM (original equipment manufacturing) product sales, despite decreased sales of recordable DVD drives for personal computers (PCs), DVD recorders and audio products. Overseas sales rose 5.2% to 213,274 million yen, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives and DVD-ROM drives in Europe, as well as the withdrawal from our cable TV set-top box business in North America.

Car Electronics sales increased to 303,410 million yen, up 3.8% from the previous year. In Japan, sales decreased 1.2% to 120,260 million yen, influenced by decreased sales of car navigation systems in the consumer market. This offset an increase in sales of car navigation systems in the OEM market, reflecting shifting demand from the consumer market to the OEM market. Overseas sales increased 7.4% to 183,150 million yen, due to increased sales of car audio products for the OEM market and car navigation systems in Europe and North America, and of car audio products for the consumer market in Central and South America, despite decreased sales of car audio products for the consumer market in Europe and North America.

Royalty revenue from Patent Licensing decreased 13.4% from the previous year to 10,237 million yen, reflecting the expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Others sales increased 2.9% from the previous year to 118,773 million yen. In Japan, sales decreased by 14.1% to 53,935 million yen, primarily due to a decrease in sales of organic light-emitting diode (OLED) display panels and a sales shift from Japan to China of semiconductors for laser pickups, despite an increase in sales of factory automation systems. Overseas, sales were up 23.3% to 64,838 million yen, primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups, and in Asia of speaker devices for cellular phones, despite decreased sales in North America and Europe of plasma displays for business use.

The Company posted a net loss of 8,789 million yen, compared with net income of 24,838 million yen recorded in the previous year. This is mainly attributable to a decreased gross profit margin resulting from intensified price competition for our major products. In addition, impairment losses of carrying value of certain production facilities and losses in connection with withdrawal from North American cable TV set-top box business were recognized.

(b)	Research and Development

As technology accelerates, so does Pioneer research and development. Our focus on high-density recording, flat panel displays, digital signal processing, information/communication technologies, and core LSIs advances innovation that leads to better products and services.

Venturing to Innovate Flexible Displays

The Integrative Industry-Academia Partnership, including Mitsubishi Chemical Corporation, Rohm Co., Ltd. and Pioneer Corporation, with Kyoto University at the core, has developed two components for flexible displays: an organic light-emitting transistor (OLET) and the world’s first transparent substrate made of Bio Nanofiber with a low thermal expansion coefficient. Pioneer’s expertise in organic electronics devices has greatly contributed to this development.

The OLET has an electroluminescence (EL) function built into an organic transistor. Due to its embedded driver transistors and light-emitting devices, a display device comprised of the OLETs requires substantially fewer components than a conventional organic EL display.

The substrate, Bio Nanofiber Composite, reinforces transparent polymer with microscopic nanofibers derived from bacteria. It features a low thermal expansion to prevent circuit breakage or damage in the circuit mounting process.

These innovations not only hold great promise to make display devices more light, flexible and durable; they also come at an opportune time for the next digital generation of new mobile devices, e-books, e-newspapers, e-posters and other display products coming through the commercial pipeline to gain traction in the global marketplace.

(c)	Addressing Current Challenges:

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, lower prices and harsher competition beyond our projections in our major product categories, and exchange rate fluctuations. To cope with the situation and recover profitability quickly, we are advancing cost reduction efforts among the group companies. At the same time, we are focusing our management resources in our strategic businesses.

We are reviewing our production system and the reduction of product models to reduce costs on a global scale. In addition, we are reducing inventory in the whole process from parts procurement to marketing by our supply chain management. We will also adjust staffing to more appropriate levels throughout the group companies.

In our plasma display business, competition is getting severer while demand is steadily expanding. To cope, we are integrating our technologies with those of our new manufacturing subsidiary, which joined Pioneer Group in October 2004, and raising the yield rate and reducing the number of parts. To enhance our products’ competitiveness, we are also reducing product power consumption levels and developing high-quality full-high-definition plasma TVs.

In the DVD business, markets for DVD recorders, especially those with hard disk drives (HDDs), and recordable DVD drives for PCs are rapidly growing. On the other hand, prices are getting lower and competition is getting harsher. Therefore, we are speeding up new product development cycles so that our products are more in sync with market trends. We are continuing full-fledged efforts to cut costs and reduce inventory by integrating production from laser pickups to finished products in China. We are also expanding sales of drive units for DVD recorders to other manufacturers on an OEM basis.

Our car electronics business aims to widen its lead in the consumer and OEM markets. Our car navigation systems enjoy an excellent reputation in Japan, and we also intend to expand this business in Europe and North America, where our sales of these systems have been steadily growing. In the car audio business, we plan to fortify our strong position with distinctive new products, and maintain our sales drive in such growing markets as China and Central and South America.

(3)	Capital Expenditures

The total amount of capital expenditures during the period under review was 63,866 million yen, the principal of which was invested in land and buildings, as well as facilities and molds for production.

(4)	Financing

There was no stock or bond issuance during the period under review.

(5)	Summary of Business Operations

(a)	Consolidated Basis

	Year Ended March 31
	2002	2003	2004	2005
	56th	57th	58th	59th
	Accounting	Accounting	Accounting	Accounting
	Period	Period	Period	Period
	(In millions of yen except per share information)
Operating revenue	629,777	677,259	700,885	733,648
Net income (loss)	8,047	16,078	24,838	(8,789)
Net income (loss) per share	44.70	90.24	141.58	(50.11)
Total assets	645,129	647,029	722,542	725,167
Total shareholders’ equity	347,003	318,393	332,938	332,239
Total shareholders’ equity per share	1,927.16	1,814.88	1,897.83	1,904.73

Notes:	1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
	2.	As for the 56th accounting period, net income decreased mainly due to a decline of profit from patent-related business, increased selling expense as a result of vigorous advertising and sales promotion activities, and expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects. As for the 57th accounting period, net income increased, reflecting a large increase in sales in Home Electronics, Car Electronics and Others, despite a decrease in royalty revenue in Patent Licensing. As for the 58th accounting period, net income increased mainly as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses. Lower average value of the yen against the euro during the year compared to the previous year affected gross profit margin favorably. Total assets increased due to the issuance of convertible bonds of 60,000 million yen in aggregate principal amount, net proceeds of which were planned to be applied mainly toward investment in the plasma display business. The business results for this 59th accounting period are as described under the caption “1. OUTLINE OF BUSINESS OPERATIONS — (2) Result of Business Operations and Addressing Current Challenges” in this report.
	3.	Net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Total shareholders’ equity per share is based on the number of shares of common stock outstanding at the end of each period.

(b)	Parent-only Basis

	Year Ended March 31
	2002	2003	2004	2005
	56th	57th	58th	59th
	Accounting	Accounting	Accounting	Accounting
	Period	Period	Period	Period
	(In millions of yen except per share information)
Sales	421,409	450,950	469,010	485,530
Ordinary income (loss)	10,294	10,769	16,419	(4,991)
Net income (loss)	3,190	4,243	6,774	(360)
Net income (loss) per share	17.72	23.40	38.04	(2.06)
Total assets	388,740	384,685	461,564	458,745
Total shareholders’ equity	280,886	270,552	277,425	269,005
Total shareholders’ equity per share	1,559.96	1,541.78	1,580.82	1,542.21

Notes:	1.	As for the 56th accounting period, ordinary income increased largely, thanks to an improved gross profit margin, although selling, general and administrative expenses increased. Net income also increased, in spite of losses in investment in stocks as a result of a significant drop in market value as well as expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects. As for the 57th accounting period, due to a worsening gross profit margin and increases of selling, general and administrative expenses, ordinary income increased, thanks to the increase of non-operating income that was brought about by a gain in dividend income and other factors. As a result, net income during the period increased, despite a decrease in extraordinary gains, because extraordinary losses diminished as well due to a decrease in losses related to business reorganization. As for the 58th accounting period, ordinary income increased due to increased sales and a decrease in selling, general and administrative expenses. As a result, net income also increased. Total assets increased due to the issuance of convertible bonds of 60,000 million yen in aggregate principal amount, net proceeds of which were planned to be applied mainly toward investment in the plasma display business. As for the 59th accounting period, although sales increased, an ordinary loss was posted due to a decreased gross profit margin and an increase in selling, general and administrative expenses. Net loss was posted, reflecting expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects, despite an extraordinary gain recorded in conjunction with the transfer of the substitutional portion of our employee welfare pension plan to the Japanese government.
	2.	Except per share information, all amounts less than one million yen are disregarded.
	3.	Net income per share is based on the weighted average number of shares of common stock outstanding during each period. Total shareholders’ equity per share is based on the number of shares of common stock outstanding at the end of each period. All per share amounts less than the second decimal place are disregarded.

2.	OUTLINE OF THE COMPANY (as of March 31, 2005)

(1)	Information on Shares

(a)	Number of Shares the Company May Issue:	400,000,000 shares

(b)	Number of Shares Issued:	180,063,836 shares

Note: 5,635,190 shares of treasury stock held by the Company are included.

(c)	Number of Shareholders of Common Stock:	43,617 shareholders (an increase of 12,740 from the end of the previous period)

(d)	Distribution of Share Ownership:

				Percentage of
	Number of	Number of		Shareholdings to
	Shareholders	Shares Held		Total Issued Shares
Financial institutions	131	66,278	thousand	36.81%
Securities companies	68	3,180		1.77
Other Japanese business corporations	369	4,710		2.61
Foreign corporations and individuals	425	66,368		36.86
Japanese individuals and others	42,624	39,525		21.95

Total	43,617	180,063	thousand	100.00%

Notes:	1.	All numbers of shares less than one thousand are disregarded.
	2.	Japanese individuals and others include 5,635 thousand shares (3.12%) as treasury stock held by the Company.

(e)	Top Ten Largest Shareholders:

	Number of
Name of Shareholder	Shares Held		*1	*2	*3
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,804	thousand	7.66%	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	11,666		6.47	—	—
Societe Generale Paris SGOP/DAI Paris 6Z	10,403		5.77	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	4,154		2.30	—	—
Mizuho Bank, Ltd.	4,000		2.22	—	—
Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		2.19	—	—
Kanya Matsumoto	2,935		1.63	—	—
BNP Paribas Securities (Japan) Limited	2,669		1.48	—	—
Sumitomo Mitsui Banking Corporation	2,589		1.43	—	—
Pioneer Employee Share Ownership Plan	2,508		1.39	—	—

Notes:	1.	*1 indicates percentage of voting rights to the total number of voting rights.
	2.	*2 indicates the Company’s contribution to the shareholders.
	3.	*3 indicates percentage of the Company’s voting rights to the shareholders’ total number of voting rights.
	4.	All numbers of shares less than one thousand are disregarded.
	5.	All percentage figures less than the second decimal place are disregarded.
	6.	The Company holds 5,635 thousand shares as treasury stock.

(f)	Share Acquisition Rights Issued and Outstanding:

	Number of Share
	Acquisition Rights	*1	*2	*3
Share acquisition rights issued on July 8, 2002 *4	5,638	563,800 shares of common stock of the Company	null	2,477 yen

Share acquisition rights issued on July 8, 2003 *5	3,126	312,600 shares of common stock of the Company	null	2,951 yen

Stock acquisition rights issued on March 5, 2004 *6	12,000	15,067,130 shares of common stock of the Company	null	4,022 yen

Stock acquisition rights issued on July 8, 2004 *7	3,159	315,900 shares of common stock of the Company	null	2,944 yen

Notes:	1.	*1 indicates class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof) upon exercise of share acquisition rights.
	2.	*2 indicates issue price of share acquisition rights.
	3.	*3 indicates amount to be paid in per share upon exercise (exercise price) of share acquisition rights.
	4.	*4 were issued for the purpose of granting stock options, pursuant to the special resolution at the 56th Ordinary General Meeting of Shareholders held on June 27, 2002.
	5.	*5 were issued for the purpose of granting stock options, pursuant to the special resolution at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.
	6.	*6 were issued as a portion of convertible bonds (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai), pursuant to the resolution by the Board of Directors on February 16, 2004.
	7.	*7 were issued for the purpose of granting stock options, pursuant to the special resolution at the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.

(2)	Acquisition, Disposition and Holding of the Company’s Own Shares

(a)	The Company’s Own Shares Purchased for the 59th Accounting Period

Number of shares of common stock:	1,007,095 shares
Aggregate amount of purchase price:	1,979 million yen

*	The above number includes 1,000,000 shares repurchased pursuant to the Articles of Incorporation to take timely, flexible measures to achieve the Company’s capital policy in rapidly changing business environment. The aggregate purchase price was 1,963 million yen.

(b)	The Company’s Own Shares Disposed for the 59th Accounting Period

Number of shares of common stock:	4,867 shares
Aggregate amount of disposal price:	11 million yen

(c)	Treasury Stock at the End of the 59th Accounting Period

Number of shares of common stock:	5,635,190 shares

(3)	Employees (Consolidated bases)

Number of	Change from the
Employees	Previous Period's End
39,362	Increase of 3,002

(4)	Principal Offices and Plants

(a)	Pioneer Corporation (Parent Company)

Headquarters (Tokyo) Ohmori Plant (Tokyo) Tokorozawa Plant (Saitama) Kawagoe Plant (Saitama) Corporate Research & Development Laboratories (Saitama)

(b)	Principal Sales and Manufacturing Subsidiaries

Sales Subsidiaries

Pioneer Electronics (USA) Inc. (USA)
Pioneer Europe NV (Belgium)
Pioneer GB Ltd. (U.K.)
Pioneer Electronics Deutschland GmbH (Germany)
Pioneer France SA (France)
Pioneer China Holding Co., Ltd. (China)
Pioneer High Fidelity Taiwan Co., Ltd. (Taiwan)

Manufacturing Subsidiaries

Tohoku Pioneer Corporation (Yamagata)
Pioneer Display Products Corporation (Shizuoka)
Pioneer Plasma Display Corporation (Kagoshima)
Pioneer Electronics Asiacentre Pte. Ltd. (Singapore)
Pioneer Technology (Shanghai) Co., Ltd. (China)
Pioneer Technology (Dongguan) Co., Ltd. (China)
Pioneer Manufacturing (Thailand) Co., Ltd. (Thailand)
Pioneer Technology (Malaysia) Sdn. Bhd. (Malaysia)

(c)	Research and Development Subsidiaries

Pioneer Research Center USA, Inc. (USA) Pioneer Digital Design Centre Ltd. (U.K.)

(5)	Present State of the Company’s Group

(a)	Status of the Company’s Major Subsidiaries:

Name	Location	Capital	*1		Principal Business
Tohoku Pioneer Corporation	Yamagata	10,800 million yen	67.0%		Manufacture of car electronics products

Pioneer Plasma Display Corporation	Kagoshima	10,000 million yen	100.0%		Manufacture of plasma displays

Pioneer Display Products Corporation	Shizuoka	5,000 million yen	100.0%		Manufacture of plasma displays

Pioneer North America, Inc.	U.S.A.	$474,631 thousand	100.0%		Coordination of the activities of the Company’s North American local subsidiaries and affiliates

Pioneer Europe NV	Belgium	50,514 thousand euro	100.0 (18.5	% %)	Coordination of the activities of the Company’s European local subsidiaries and affiliates, and distribution of the Company’s products

Pioneer Electronics Asiacentre Pte. Ltd.	Singapore	$28,055 thousand	100.0%		Coordination of the activities of the Company’s Asian local subsidiaries and affiliates, and manufacture and distribution of the Company’s products

Pioneer China Holding Co., Ltd.	China	473,833 thousand yuan	100.0%		Coordination of the activities of the Company’s Chinese local subsidiaries and affiliates, and distribution of the Company’s products

Notes:	1.	*1 indicates percentage of the Company’s contribution, directly or indirectly, to the subsidiaries. The figures in parentheses indicate the indirect portion of such contribution.
	2.	In addition, there is Discovision Associates located in U.S.A., whose principal business is licensing of worldwide patents relating to laser optical technologies, which is important but is not listed in the table above because it is a partnership under the laws and regulations of the U.S.A.
	3.	All capital amounts less than one unit are disregarded.
	4.	All percentage figures less than the second decimal place are disregarded.

(b)	New Development in the Company’s Group:

The Company on September 30, 2004, completed acquisition of all shares in NEC Plasma Display Corporation (NPD), a subsidiary of NEC Corporation. NPD changed its name to Pioneer Plasma Display Corporation as of September 30, 2004.

(c)	Business Performance of the Company’s Group:

The number of consolidated subsidiaries was 125, and the Company’s investments in five affiliated companies were accounted for on an equity basis. Please refer to “1. OUTLINE OF BUSINESS OPERATIONS (2) Result of Business Operations and Addressing Current Challenges” concerning the consolidated business results.

(6)	Major Lenders

None

(7)	Directors, Corporate Auditors and Executive Officers

(a)	Directors and Corporate Auditors

Position in
the Company	Name	Proper or Principal Occupation
*Chairman	Kanya Matsumoto

*President	Kaneo Ito

*Senior Managing Director	Akira Niijima	In charge of administration and export management in general

*Senior Managing Director	Takashi Kobayashi	In charge of Corporate Communications Division, Customer Satisfaction Planning & Coordination Division, and Intellectual Property Division

*Senior Managing Director	Tamihiko Sudo	President of Mobile Entertainment Company

*Senior Managing Director	Hajime Ishizuka	President of Home Entertainment Business Company and AV Business Company, and Plant Manager of Tokorozawa Plant

Managing Director	Tadahiro Yamaguchi	Executive Vice President of Plasma Display Business Company (in charge of technologies and production) and Plant Manager of Ohmori Plant

Managing Director	Satoshi Matsumoto	General Manager of Environmental Preservation Division and Environmental Preservation Group

Managing Director	Osamu Yamada	General Manager of Research & Development Group and Corporate Research & Development Laboratories

Position in
the Company	Name	Proper or Principal Occupation
Managing Director	Koichi Shimizu	In charge of technologies, production and quality control in general, General Manager of Procurement Center, and in charge of Strategic IT Division

Director	Tatsuhiro Ishikawa	Attorney-at-Law and Professor at Asia University

Director	Shunichi Sato

Corporate Auditor (full time)	Makoto Koshiba

Corporate Auditor (full time)	Shinji Yasuda

Corporate Auditor	Terumichi Tsuchida	Advisor of Meiji Yasuda Life Insurance Company

Corporate Auditor	Isao Moriya	Certified Public Accountant

Corporate Auditor	Keiichi Nishikido	Attorney-at-Law

Notes:	1.	* indicates a Representative Director.
	2.	Mr. Shunichi Sato was newly elected and assumed the office of Director at the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.
	3.	Messrs. Yoshimichi Inada and Katsuhiro Abe retired from the offices of Directors at the conclusion of the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.
	4.	On June 29, 2004, Messrs. Akira Niijima and Takashi Kobayashi, who were theretofore Senior Managing Directors, and Mr. Tamihiko Sudo, who was theretofore Managing Director, and Mr. Hajime Ishizuka, who was theretofore Director, assumed the offices of Senior Managing Directors and Representative Directors; and Mr. Koichi Shimizu, who was therefore Director, assumed the office of Managing Director.

(b)	Executive Officers

Position in
the Company	Name	Proper or Principal Occupation
Senior Managing Executive Officer	Masaru Saotome	President of Plasma Display Business Company

Senior Managing Executive Officer	Kazunori Yamamoto	General Manager of International Business Group

Senior Executive Officer	Kiyoshi Uchida	President of Industrial Solutions & Entertainment Company

Senior Executive Officer	Seiichiro Kurihara	General Manager of Intellectual Property Division

Senior Executive Officer	Masao Kawabata	General Manager of Corporate Communications Division

Position in
the Company	Name	Proper or Principal Occupation
Senior Executive Officer	Yoshio Taniyama	General Manager of Corporate Planning Division

Senior Executive Officer	Hideki Okayasu	General Manager of Finance and Accounting Division

Executive Officer	Koki Aizawa	General Manager of External Relations Division and in charge of RW Coordination Center

Executive Officer	Toshihiko Norizuki	Chairman of Pioneer China Holding Co., Ltd.

Executive Officer	Buntarou Nishikawa	Executive Vice President of Mobile Entertainment Company and General Manager of OEM Sales Division

Executive Officer	Osamu Takada	General Manager of Personnel Division

Executive Officer	Sumitaka Matsumura	Deputy General Manager of Research & Development Group and in charge of Optical Disk & Systems Development Center

Executive Officer	Chojuro Yamamitsu	Deputy General Manager of Environment Preservation Group (in charge of Eco Products)

Executive Officer	Kenji Sato	General Manager of General Administration Division

Executive Officer	Yoichi Sato	Deputy General Manager of Research & Development Group and General Manager of PDP Development Center

Executive Officer	Susumu Kotani	Chairman and Managing Director of Pioneer Europe NV

Executive Officer	Ryoji Menjo	General Manager of Customer Satisfaction Planning & Coordination Division

Executive Officer	Tsutomu Haga	President of Pioneer North America, Inc.

Executive Officer	Akira Haeno	Plant Manager of Kawagoe Plant, General Manager of Production Division and Engineering Development Division of Mobile Entertainment Company

Executive Officer	Kenji Tokuyama	Executive Vice President of Plasma Display Business Company (in charge of OEM) and President of Pioneer Plasma Display Corporation

Notes:	1.	On June 29, 2004, Mr. Kazunori Yamamoto, who was theretofore Senior Executive Officer, assumed the office of Senior Managing Executive Officer; and Messrs. Masao Kawabata, Yoshio Taniyama and Hideki Okayasu, who were theretofore Executive Officers, assumed the offices of Senior Executive Officers. On the same day, Messrs. Ryoji Menjo, Tsutomu Haga and Akira Haeno newly assumed the offices of Executive Officers.
	2.	On October 1, 2004, Mr. Kenji Tokuyama newly assumed the office of Executive Officer.
	3.	On March 31, 2005, Mr. Toshiyuki Ito retired from the office of Executive Officer, and on April 1, 2005, assumed the office of Managing Executive Officer of Tohoku Pioneer Corporation.
	4.	On April 15, 2005, the proper or principal occupation of Mr. Toshihiko Norizuki was changed to “In charge of extraordinary missions.”

(8)	Share Acquisition Rights Issued in the 59th Accounting Period for the Purpose of Granting Stock Options

(a)	Aggregate Number of Share Acquisition Rights Issued: 3,159

Note:	The number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of each share acquisition right shall be 100.

(b)	Class and Number of Shares to be Issued: 315,900 shares of common stock

(c)	Issue Price of Share Acquisition Rights: No consideration shall be paid.

(d)	Amount to be Paid in per Share upon Exercise of Share Acquisition Rights: 2,944 yen

(e)	Period during which Share Acquisition Rights May be Exercised:

From and including July 3, 2006, to and including June 30, 2009

(f)	Conditions for Exercise of Share Acquisition Rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	The qualified persons for share acquisition rights (hereinafter referred to as the “Qualified Persons”) shall be required to hold a post at the Company or any subsidiary of the Company at the time of exercise of share acquisition rights, unless such Qualified Persons have resigned upon expiration of the term of office, have retired at retirement age provided for in the rules of employment of the Company or of such subsidiary, or have retired for reasons determined by the Company, or unless the Company exceptionally allows such Qualified Persons to exercise share acquisition rights.

(iii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(g)	Cancellation of Share Acquisition Rights:

The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(h)	Substantially Favorable Terms:

The Company issued share acquisition rights to Qualified Persons, i.e. directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company, without being paid any consideration therefor.

(i)	Name of Qualified Persons and Number of Share Acquisition Rights Allocated:

Directors and Executive Officers (total: 1,114 share acquisition rights to 32 persons):

	Number of Share		Number of Share
	Acquisition Rights		Acquisition Rights
Name	Allocated	Name	Allocated
Kanya Matsumoto	80	Masao Kawabata	30
Kaneo Ito	80	Yoshio Taniyama	30
Akira Niijima	60	Hideki Okayasu	30
Takashi Kobayashi	60	Koki Aizawa	20
Tamihiko Sudo	60	Toshihiko Norizuki	20
Hajime Ishizuka	60	Buntarou Nishikawa	20
Tadahiro Yamaguchi	44	Osamu Takada	20
Satoshi Matsumoto	44	Sumitaka Matsumura	20
Osamu Yamada	44	Chojuro Yamamitsu	20
Koichi Shimizu	44	Kenji Sato	20
Tatsuhiro Ishikawa	32	Yoichi Sato	20
Shunichi Sato	32	Toshiyuki Ito	20
Masaru Saotome	32	Susumu Kotani	20
Kazunori Yamamoto	32	Ryoji Menjo	20
Kiyoshi Uchida	30	Tsutomu Haga	20
Seiichiro Kurihara	30	Akira Haeno	20

(Lists of Qualified Persons who are employees of the Company or directors of subsidiaries of the Company have been omitted.)

(9)	Payment Amount as Fees for the Accounting Auditor

(a)	Total amount of payment by the Company as fees for the accounting auditor: 113 million yen

(b)	Of the above amount (a), the amount of payment as fees for auditing services: 110 million yen

(c)	Of the above amount (b), the amount of payment by Pioneer Corporation: 61 million yen

3.	MATERIAL FACTS IN RELATION TO THE BUSINESS CONDITIONS OF THE COMPANY HAVING OCCURRED AFTER THE TERM FOR SETTLEMENT OF ACCOUNTS

On April 15, 2005, Pioneer Speakers, Inc. (“PSI”), a U.S. subsidiary, received a notice from the United States Customs and Border Protection proposing additional payment of approximately 2.8 billion yen for erroneous claims for preferential treatment of duties on products imported by PSI. PSI intends to file a petition for relief from this action.

4.	OTHER IMPORTANT MATTERS CONCERNING BUSINESS CONDITIONS OF THE COMPANY

There is nothing particular to report hereunder.

CONSOLIDATED BALANCE SHEET

(In millions of yen)
March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	116,681
Trade receivables—
Notes	2,516
Accounts	132,110
Allowance for doubtful notes and accounts	(2,450)
Inventories	109,015
Deferred income taxes	25,519
Prepaid expenses and other current assets	43,505

Total current assets	426,896

Investments and long-term receivables:
Available-for-sale securities	22,268
Investments in and advances to affiliated companies	2,987
Sundry investments	3,388
Long-term receivables, less allowance for doubtful accounts of 160 million yen	185

Total investments and long-term receivables	28,828

Property, plant and equipment:
Land	32,965
Buildings	136,372
Machinery and equipment	293,359
Construction in progress	1,056
Accumulated depreciation	(253,607)

Total property, plant and equipment	210,145

Other assets:
Intangible assets	24,052
Deferred income taxes	25,420
Other	9,826

Total other assets	59,298

Total assets	725,167

(In millions of yen)
March 31, 2005
LIABILITIES
Current liabilities:
Short-term borrowings	33,152
Current portion of long-term debt	19,276
Trade payables	96,335
Accrued liabilities—
Tax on income	4,938
Payroll	17,203
Royalty	14,811
Other	36,843
Warranty reserve	5,722
Dividends payable	2,180
Other current liabilities	20,710

Total current liabilities	251,170

Long-term liabilities:
Long-term debt	81,219
Accrued pension and severance cost	40,022
Deferred income taxes	1,630
Other long-term liabilities	719

Total long-term liabilities	123,590

Total liabilities	374,760

MINORITY INTERESTS	18,168

SHAREHOLDERS’ EQUITY
Common stock	49,049
Capital surplus	82,735
Retained earnings	260,556
Accumulated other comprehensive loss	(47,669)
Treasury stock	(12,432)

Total shareholders’ equity	332,239

Total liabilities and shareholders’ equity	725,167

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of yen)
Year ended
March 31, 2005
Revenues:
Operating revenue:
Net sales	723,411
Royalty revenue	10,237

Total operating revenue	733,648
Interest income	1,930
Other income	3,415

Total revenues	738,993

Cost and expenses:
Cost of sales	584,060
Selling, general and administrative expenses	195,693
Subsidy from the government	(48,697)
Interest expenses	1,746
Loss on sale and disposal of fixed assets	40
Other deductions	6,338

Total cost and expenses	739,180

Loss from operations before income taxes	(187)

Income taxes:
Current	7,688
Deferred	(2,846)

Total Income taxes	4,842

Loss from operations before minority interest and equity in losses	(5,029)
Minority interest in losses (earnings) of subsidiaries	(692)
Equity in losses of affiliated companies	(3,068)
Net loss	(8,789)

AUDIT REPORT BY ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS
(COPY)

INDEPENDENT ACCOUNTANTS’ REPORT

May 6, 2005

To the Board of Directors of Pioneer Corporation

Tohmatsu & Co.

Yutaka Suzuki, C.P.A.	(seal)
Designated partner and Engagement partner

Yasuyuki Miyasaka, C.P.A.	(seal)
Designated partner and Engagement partner

Toshihiko Matsumiya, C.P.A.	(seal)
Designated partner and Engagement partner

     Pursuant to Article 19-2, Paragraph 3 of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan, we have audited the consolidated financial statements, namely, the consolidated balance sheet and the consolidated statement of operations of Pioneer Corporation for the 59th accounting period from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit from an independent position.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

     As a result of our audits, in our opinion, the above-mentioned consolidated financial statements present fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS
ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)

AUDIT REPORT

May 12, 2005

The Board of Corporate Auditors of Pioneer Corporation
Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor (full time)	Shinji Yasuda	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)
Corporate Auditor	Isao Moriya	(seal)
Corporate Auditor	Keiichi Nishikido	(seal)

     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the consolidated financial statements (the consolidated balance sheet and statement of operations) for the 59th accounting period from April 1, 2004 to March 31, 2005.

1.	Summary of the methods of auditing by Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor conducted the audit after directors, other personnel and accounting auditors reported and explained the consolidated financial statements.

2.	Results of auditing

The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company’s Accounting Auditor, are appropriate.

- END -

BALANCE SHEET (Non-Consolidated)

(In millions of yen)
March 31, 2005
ASSETS
Current assets:
Cash	40,502
Notes receivable—trade	524
Accounts receivable—trade	51,309
Marketable securities	11,685
Finished products	13,963
Materials	2,274
Work in process	4,947
Supplies	6,833
Advances	5,457
Prepaid expenses	1,519
Deferred income taxes	12,101
Short-term loans	8,388
Other current assets	14,284
Less: Allowance for doubtful accounts	(67)

Total current assets	173,724

Fixed assets:
Tangible assets—
Buildings	25,429
Structures	662
Machinery and equipment	8,960
Transportation equipment	102
Tools, furniture and fixtures	5,861
Land	12,213
Construction in progress	71

Total tangible assets	53,301

Intangible assets—
Patents	7,899
Trademarks	14
Software	16,115
Software in progress	5,089
Other intangibles	707

Total intangible assets	29,826

Investments and others—
Investment securities	15,025
Investments in subsidiaries	159,581
Investments in memberships	206
Equity investments (other than stocks) in subsidiaries	11,038
Long-term loans	141
Guaranty deposits	1,984
Deferred income taxes	7,851
Prepaid pension cost	314
Other investments	5,749
Less: Allowance for doubtful accounts	(0)

Total investments and others	201,893

Total fixed assets	285,021

Total assets	458,745

(In millions of yen)
March 31, 2005
LIABILITIES
Current liabilities:
Notes payable—trade	54
Accounts payable—trade	52,684
Current portion of bonds	15,000
Other accounts payable	1,453
Accrued expenses	40,152
Accrued corporate income taxes	495
Allowance for products warranty	1,200
Other current liabilities	5,463

Total current liabilities	116,502

Long-term liabilities:
Bonds	70,600
Retirement allowance for employees	733
Retirement allowance for directors and corporate auditors	1,903

Total long-term liabilities	73,237

Total liabilities	189,740

SHAREHOLDERS’ EQUITY
Common stock	49,048

Capital Surplus:
Additional paid-in capital	81,278
Other capital surplus:
Gain on treasury stock	36

Total other capital surplus	36

Total capital surplus	81,315

Retained earnings:
Legal reserve	6,140
Reserve for expropriation of capital assets	27
Reserve for disposition of capital assets in replacement	130
General reserve	138,902
Unappropriated retained earnings	2,215

Total retained earnings	147,416

Unrealized gain on available-for-sale securities	3,657
Treasury stock	(12,431)
Total shareholders’ equity	269,005

Total liabilities and shareholders’ equity	458,745

STATEMENT OF OPERATIONS (Non-Consolidated)

(In millions of yen)
Year ended
March 31, 2005
ORDINARY INCOME AND LOSS

Operating income and loss:
Operating revenue—
Sales	485,530
Operating expenses—
Cost of sales	411,075
Selling, general and administrative expenses	89,469

Operating loss	15,014

Non-operating income and expenses:
Non-operating income—
Interest and dividend income	10,291
Others	481

10,772

Non-operating expenses—
Interest expense	111
Interest on bonds	635
Others	2

749

Ordinary loss	4,991

EXTRAORDINARY GAIN AND LOSS

Extraordinary gain—
Gain on sale of fixed assets	2
Gain on sale of investment securities	2,236
Gain on expiration of warrants	100
Gain on transfer of substitutional portion of employee welfare pension plan	2,092
Others	101

4,533

Extraordinary loss—
Loss on business reorganization	2,128
Loss on sale and disposal of fixed assets	550
Loss on write-down of investment securities	37
Loss on write-down of subsidiary stock	345
Others	23

3,086

Loss before income taxes	3,545
Income taxes:
Current	373
Refund	(208)
Deferred	(3,349)

Net loss for the period	360
Unappropriated retained earnings brought forward	4,768
Interim dividends	2,192

Unappropriated retained earnings at the end of the period	2,215

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(In yen)

Unappropriated retained earnings at the end of the period	2,215,147,890
Restoration of general reserves	2,128,958,110

Total	4,344,106,000

To be appropriated as follows:

Dividends	2,180,358,075
(12.5 yen per share of common stock)
Unappropriated retained earnings carried forward to the next period	2,163,747,925

Note: The Company paid an aggregate of 2,192,906,300 yen or 12.5 yen per share of common stock as interim dividends on December 3, 2004.

AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)

INDEPENDENT ACCOUNTANTS’ REPORT

May 6, 2005

To the Board of Directors of Pioneer Corporation

Tohmatsu & Co.

Yutaka Suzuki, C.P.A.	(seal)
Designated partner and Engagement partner

Yasuyuki Miyasaka, C.P.A.	(seal)
Designated partner Engagement partner

Toshihiko Matsumiya , C.P.A.	(seal)
Designated partner and Engagement partner

     Pursuant to Article 2 of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan, we have audited the financial statements, namely, the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings and the supplementary schedules (with respect to accounting matters only) of Pioneer Corporation for the 59th accounting period from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company’s books of account. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

     As a result of our audits, in our opinion:

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(2)	The business report (with respect to accounting matters only) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(3)	The proposal of appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(4)	The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)

AUDIT REPORT

May 12, 2005

The Board of Corporate Auditors of Pioneer Corporation
Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor (full time)	Shinji Yasuda	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)
Corporate Auditor	Isao Moriya	(seal)
Corporate Auditor	Keiichi Nishikido	(seal)

     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 59th accounting period from April 1, 2004 to March 31, 2005.

1.	Summary of the methods of auditing by Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents, and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries’ reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor’s audits and examined the accounting documents and the supplementary schedules.

In addition, regarding such matters as transactions of directors that compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2.	Results of auditing

(1)	The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company’s Accounting Auditor, are appropriate.

(2)	The business report presents fairly, in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation, the status of the Company.

(3)	The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4)	The supplementary schedules are proper and present fairly matters as are required to be reported therein.

(5)	Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company’s Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

- END -

REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT

1.	NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 1,742,136

2.	AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 59th Accounting Period

The board of directors hereby proposes to appropriate the unappropriated retained earnings for the 59th accounting period as described on page 27.

The Company’s policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend, taking into consideration its financial condition, business results and other factors, all on a consolidated basis.

Based on this policy, for the year-end cash dividend for the 59th accounting period, the Board hereby proposes to pay at the ratio of 12.5 yen per share of common stock, the same amount as in the previous accounting period Combined with the interim dividend, this payment will bring the total annual cash dividends for the 59th accounting period to 25.0 yen per share of common stock.

The Board has determined to propose no bonus to Directors and Corporate Auditors for this accounting period.

Agenda Item No. 2.	Election of Thirteen (13) Individuals as Directors

As the terms of offices of all of twelve (12) Directors currently in office will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect thirteen (13) Directors at this meeting.

The candidates for Directors are as follows:

Candidates for Directors

No. 1	Kanya Matsumoto

Date of Birth:	June 12, 1930

Number of Pioneer Shares Held:	2,935,359

Brief Personal Profile:
April 1955:
Joined Pioneer
November 1960:
Director; General Manager of Ohmori Plant
October 1968:
Managing Director; General Manager of Audio Products Division
November 1973:
Senior Managing Director and Representative Director; General Manager of Audio Products Division II
December 1982:
Executive Vice President and Representative Director
June 1996:
Vice Chairman and Representative Director
May 1999 to present:
Chairman and Representative Director

No. 2	Kaneo Ito

Date of Birth:	April 30, 1936

Number of Pioneer Shares Held:	17,233

Brief Personal Profile:
January 1965:
Joined Pioneer
October 1981:
Managing Director of Pioneer Europe NV
December 1982:
Director
April 1984:
Director; General Manager of International Division
December 1988:
Managing Director; General Manager of International Division

June 1991:
Senior Managing Director and Representative Director; General Manager of International Business Group and in charge of overseas operations and Public Relations Division
June 1996 to present:
President and Representative Director

No. 3	Tamihiko Sudo

Date of Birth:	April 28, 1947

Number of Pioneer Shares Held:	2,000

Brief Personal Profile:
April 1970:
Joined Pioneer
February 1989:
Managing Director of Pioneer Electronics (Holland) B.V.
June 2000:
Executive Officer; Executive Vice President of Mobile Entertainment Company
June 2002:
Senior Executive Officer; President of Mobile Entertainment Company
June 2003:
Managing Director; President of Mobile Entertainment Company
June 2004 to present:
Senior Managing Director and Representative Director; President of Mobile Entertainment Company

No. 4	Akira Niijima

Date of Birth:	March 9, 1944

Number of Pioneer Shares Held:	9,600

Brief Personal Profile:
April 1969:
Joined Pioneer
September 1995:
President of Pioneer North America, Inc.
June 1997:
Director
March 1998:
Director; General Manager of International Affairs Division
June 2000:
Managing Director; General Manager of Corporate Planning Division and in charge of Personnel Division
June 2002:
Senior Managing Director; President of Home Entertainment Company

June 2004 to present:
Senior Managing Director and Representative Director; In charge of administration and export management in general

No. 5	Hajime Ishizuka

Date of Birth:	May 3, 1947

Number of Pioneer Shares Held:	6,200

Brief Personal Profile:
April 1970:
Joined Pioneer
June 2000:
Executive Officer; General Manager of International Business Division
June 2002:
Senior Executive Officer; General Manager of Components Business Division and in charge of International Business Division
June 2003:
Director; President of Components Business Company and in charge of International Business Division
June 2004 to present:
Senior Managing Director and Representative Director; President of Home Entertainment Business Company and AV Business Company, and Plant Manager of Tokorozawa Plant

No. 6	Osamu Yamada

Date of Birth:	March 16, 1944

Number of Pioneer Shares Held:	1,000

Brief Personal Profile:
April 1967:
Joined the Japan Broadcasting Corporation (NHK)
June 1999:
General Manager of NHK Technical Research Laboratory
June 2002:
Joined Pioneer; Counselor of Pioneer
June 2002:
Senior Executive Officer; General Manager of Research & Development Group
June 2003 to present:
Managing Director; General Manager of Research & Development Group and Corporate Research & Development Laboratories

Representation in Other Companies:
President and Representative Director of Advanced PDP Development Center Corporation

No. 7	Tadahiro Yamaguchi

Date of Birth:	March 24, 1946

Number of Pioneer Shares Held:	6,000

Brief Personal Profile:
April 1969:
Joined Pioneer
June 1997:
Director; General Manager of Home Electronics Business Group
June 2002:
Managing Director;
Executive Vice President of Home Entertainment Company (in charge of technologies, production, and quality control), in charge of Cable & Satellite Systems Division, and Plant Manager of Tokorozawa Plant
April 2004 to present:
Managing Director; Executive Vice President of Plasma Display Business Company (in charge of technologies and production) and Plant Manager of Ohmori Plant

No. 8	Satoshi Matsumoto

Date of Birth:	April 15, 1954

Number of Pioneer Shares Held:	416,200

Brief Personal Profile:
March 1983:
Joined Pioneer
June 1998:
Director; General Manager of Division of Environmental Preservation
June 2002:
Managing Director; General Manager of Division of Environmental Preservation
November 2003 to present:
Managing Director; General Manager of Environmental Preservation Division and Environmental Preservation Group

No. 9	Koichi Shimizu

Date of Birth:	February 3, 1944

Number of Pioneer Shares Held:	2,500

Brief Personal Profile:
April 1966:
Joined Pioneer
January 1996:
President of Pioneer Industrial Components, Inc.

June 1999:
Executive Officer; In charge of technologies and production (Plant Manager of Kawagoe Plant) of Mobile Entertainment Company
July 2000:
Executive Officer; Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
June 2001:
Senior Executive Officer
June 2002:
Director; General Manager of Production Management and Coordination Division, and Procurement Center
June 2004 to present:
Managing Director; In charge of technologies, production and quality control in general, General Manager of Procurement Center, and in charge of Strategic IT Division

No. 10	Yoichi Sato

Date of Birth:	January 15, 1950

Number of Pioneer Shares Held:	None

Brief Personal Profile:
December 1979:
Joined Pioneer
January 1999:
General Manager of Engineering Division of Display Products Company
June 2000:
Director of Shizuoka Pioneer Corporation (presently Pioneer Display Products Corporation)
July 2002:
General Manager of Engineering Division of Display Business Division of Home Entertainment Company
June 2003:
Executive Officer; General Manager of Engineering Division of Display Business Division of Home entertainment Company
July 2004 to present:
Executive Officer; Deputy General Manager of Research & Development Group and General Manager of PDP Development Center

No. 11	Akira Haeno

Date of Birth:	February 14, 1949

Number of Pioneer Shares Held:	1,900

Brief Personal Profile:
April 1972:
Joined Pioneer
July 1997:
General Manager of Engineering Division of Mobile Entertainment Company
July 2000:
Managing Director of Pioneer Technology Belgium NV
March 2004:
Plant Manager of Kawagoe Plant and General Manager of Production Division of Mobile Entertainment Company
June 2004:
Executive Officer; Plant Manager of Kawagoe Plant and General Manager of Production Division of Mobile Entertainment Company
March 2005 to present:
Executive Officer; Plant Manager of Kawagoe Plant, General Manager of Production Division and Engineering Development Division of Mobile Entertainment Company

No. 12	Tatsuhiro Ishikawa

Date of Birth:	April 4, 1939

Number of Pioneer Shares Held:	1,000

Brief Personal Profile:
April 1965:
Public Prosecutor of Tokyo District Public Prosecutors Office
September 1989:
General Manager of Special Investigation Division of Tokyo District Public Prosecutors Office
April 1993:
Deputy Superintending Prosecutor of Tokyo District Public Prosecutors Office
June 1996:
General Manager of Public Trial Division of Supreme Public Prosecutors Office
February 1997:
Superintending Prosecutor of Tokyo District Public Prosecutors Office
April 1999:
Superintending Prosecutor of Fukuoka High Public Prosecutors Office
November 2000:
Superintending Prosecutor of Nagoya High Public Prosecutors Office
December 2001:
Admitted to Tokyo Bar Association
December 2001 to present:
Professor of Asia University
December 2001:
Senior Advisor of Pioneer
June 2002 to present:
Director

No. 13	Shunichi Sato

Date of Birth:	February 10, 1941

Number of Pioneer Shares Held:	1,000

Brief Personal Profile:
April 1964:
Entered the Ministry of Foreign Affairs of Japan
April 1987:
Minister of Embassy of Japan in France
February 1991:
Consul General of Consulate General of Japan at Montreal
July 1995:
Director General of Latin American and Caribbean Affairs Bureau
August 1997:
Japanese Ambassador Extraordinary and Plenipotentiary to Poland
April 2000:
Japanese Ambassador Extraordinary and Plenipotentiary to Belgium
December 2003:
Retired from office of the Ministry of Foreign Affairs of Japan
January 2004:
Senior Advisor of Pioneer
June 2004 to present:
Director

Note:	Each candidate has no particular interest in the Company.

Agenda Item No. 3.	Presentation of Retirement Allowance to a Retiring Director

To reward Mr. Takashi Kobayashi, who will retire from the office of Director upon expiration of his term at the time of conclusion of this Ordinary General Meeting of Shareholders, for his services rendered during his term in office, a proposal is hereby made to present him the retirement allowance within the reasonable amount in accordance with the existing regulations of the Company. It is also proposed to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the meeting of the board of directors to be held hereafter.

A brief personal profile of Mr. Takashi Kobayashi is as follows:

Takashi Kobayashi	June 1993 Director June 1998 Managing Director June 2002 Senior Managing Director June 2004: Senior Managing Director and Representative Director

Agenda Item No. 4.	Issue of Share Acquisition Rights for the Purpose of Granting Stock Options

To further raise the motivation and the morale for improvement of the consolidated business performance of the Company, the Company hereby asks for authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

(1)	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the “Qualified Persons”)

(2)	Aggregate number of share acquisition rights:

Not exceeding 3,500

The number of shares to be issued upon exercise of each share acquisition right (hereinafter referred to as the “Number of Granted Shares”) shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”), the Number of Granted Shares shall be adjusted according to the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(3)	Class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:

Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares shall be adjusted pursuant to (2) above, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment.

(4)	Issue price of the share acquisition rights:

No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1

Ratio of split or consolidation

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(6)	Period during which share acquisition rights may be exercised:

From and including July 2, 2007, to and including June 30, 2010

(7)	Conditions for exercise of share acquisition rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8)	Cancellation of share acquisition rights:

The Company may at any time acquire share acquisition rights and cancel them without any consideration.

(9)	Restriction on transfer of share acquisition rights:

Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

(10)	Others:

(i)	In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries, such Qualified Person shall not be entitled to exercise share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(ii)	Allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides, in addition to the foregoing, the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution adopted at this ordinary general meeting of shareholders, in order to achieve the purpose of this issue of share acquisition rights.